Exhibit 99.8

NICE inContact CXone Wins Silver Stevie Award in Cloud Platform
Category

CXone recognized by 2019 American Business Awards for delivering innovation on a unified cloud customer experience platform

Salt Lake City, May 20, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, has been named the winner of a Silver Stevie® Award in the Cloud Platform category of the 17th Annual American Business Awards®. This is the second year in a row that NICE inContact CXone has won an American Business Awards Stevie – CXone earned a Gold Stevie Award for the Software, Relationship Management Solution category in 2018.

More than 3,800 nominations from organizations of all sizes and in virtually every industry were submitted this year for consideration in a wide range of categories. NICE inContact CXone was nominated and won in the Cloud Platform category for delivering innovation on a unified cloud customer experience platform with CXone.

NICE inContact CXone is the leading cloud customer experience platform. CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

“Innovation is at the heart of all we do at NICE inContact, bringing new capabilities to our users to help them deliver the best customer experience possible through the contact center,” said Paul Jarman, CEO of NICE inContact. “Winning a Silver Stevie in the 2019 American Business Awards validates our company's promise to deliver cloud innovation and provide exceptional customer service that goes above and beyond expectations every day through our CXone platform.”

More than 200 professionals worldwide participated in the judging process to select this year’s Stevie Award winners.

“The NICE inContact nomination submitted to the 2019 American Business Awards was outstanding. NICE inContact illustrates the continued vibrancy of innovation and high level of achievement across the American economic landscape,” said Michael Gallagher, president and founder of the Stevie Awards.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.